News Release

C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945

August 9, 2023

This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s Second Quarter 2023 Report to Shareholders, including our unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2023, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are both available on our website at www.manulife.com/en/investors/results-and-reports. The Company’s Management’s Discussion & Analysis (“MD&A”) and additional information relating to the Company is available on the SEDAR+ website at http://www.sedarplus.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at http://www.sec.gov.

Manulife adopted IFRS 17 “Insurance Contracts” and IFRS 9 “Financial Instruments” effective for years beginning on January 1, 2023, to be applied retrospectively. Our quarterly and year-to-date 2022 results have been restated in accordance with IFRS 17 and IFRS 9.

The comparative restated 2022 results in this news release may not be fully representative of our market risk profile, as the transition of our general fund portfolio for asset-liability matching purposes under IFRS 17 and IFRS 9 was not completed until early 2023. Consequently, year-over-year variations between our 2023 results compared to the restated 2022 results should be viewed in this context.

In addition, our restated 2022 results are also not directly comparable to 2023 results because IFRS 9 hedge accounting and expected credit loss (“ECL”) principles are applied prospectively effective January 1, 2023. Accordingly, we have also presented comparative quarterly and year-to-date 2022 results as if IFRS had allowed such principles to be implemented for 2022. Such results are denoted as being “transitional” throughout this news release and include the transitional net income attributed to shareholders for 2022. For a complete list of transitional financial measures, please see section A1 “Implementation of IFRS 17 and IFRS 9” of the Second Quarter 2023 MD&A.

Manulife reports strong topline results in 2Q23 with APE sales up 12%, NBV up 10%, new business CSM of $592 million up 15% and Global Wealth and Asset Management net inflows of $2.2 billion. Net income attributed to shareholders was $1.0 billion in 2Q23 and core earnings were $1.6 billion with strong EPS and core EPS growth

Today, Manulife announced its second quarter of 2023 (“2Q23”) results. Key highlights include:

•

Net income attributed to shareholders of $1.0 billion in 2Q23, up $0.9 billion compared with transitional net income attributed to shareholders[1] for the second quarter of 2022 (“2Q22”), and up $3.1 billion compared with 2Q22 net loss attributed to shareholders

•	Core earnings[1] of $1.6 billion in 2Q23, up 4% on a constant exchange rate basis[2] from 2Q22

•

Core EPS[3] of $0.83 in 2Q23, up 6%[2] compared with 2Q22, and diluted earnings per common share (“EPS”) of $0.50 in 2Q23, up $0.44 compared with transitional EPS[3] of $0.06 in 2Q22, and up $1.63 compared with EPS of -$1.13 in 2Q22

•	Core ROE[3] of 15.5% and ROE of 9.3% in 2Q23

•	APE sales[4] of $1.6 billion in 2Q23, up 12%[4] from 2Q22

•	NBV[4] of $585 million in 2Q23, up 10% from 2Q22

•	New business contractual service margin (“CSM”)[5] of $592 million in 2Q23, up 15%[2] from 2Q22

•	CSM balance net of NCI of $17.4 billion and post-tax CSM net of NCI[1] of $14.9 billion as at June 30, 2023, an increase of $140 million and $218 million from December 31, 2022, respectively

[1]

Transitional net income attributed to shareholders, core earnings and post-tax CSM net of NCI (“post-tax CSM”) are non-GAAP financial measures. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” below and in our 2Q23 MD&A.

[2]	Percentage growth / declines in core earnings, diluted core earnings per common share (“core EPS”) and new business CSM stated on a constant exchange rate basis are non-GAAP ratios.
[3]	Core EPS, transitional EPS and core return on common shareholders’ equity (“Core ROE”) are non-GAAP ratios.
[4]

For more information on annualized premium equivalent (“APE”) sales and new business value (“NBV”), see “Non-GAAP and other financial measures” below. In this news release, percentage growth / declines in NBV and APE sales are stated on a constant exchange rate basis.

[5]	New business CSM is net of non-controlling interests (“NCI”).

August 9, 2023 – Press Release Reporting Second Quarter Results	1

•	Global Wealth and Asset Management (“Global WAM”) net inflows[1] of $2.2 billion in 2Q23, compared with net inflows of $1.7 billion in 2Q22

•	LICAT ratio[2] of 136%

•	Purchased for cancellation 0.9% of common shares outstanding, or approximately 17.3 million common shares, for $443 million in 2Q23

•	Adjusted book value per common share[3] of $29.42 and book value per common share of $21.30 as of June 30, 2023, an increase of $1.36 and $0.68 from June 30, 2022, respectively

“We are pleased to report strong topline performance during the second quarter including double-digit year-over-year growth in new business metrics4 from our global insurance business, particularly with new business CSM growing at our medium-term target of 15%,” said Roy Gori, Manulife President & Chief Executive Officer. “Our Asia business generated 26% growth in both APE sales and new business CSM, as we capitalize on the recovery across the region, mainly in Hong Kong. In addition, Global WAM generated net inflows of $2.2 billion while core EBITDA margin improved by 2.2 percentage points quarter-over-quarter to 24.6%3. I am encouraged by the momentum we are driving across our global business and the future earnings we expect that these sales will generate.”

“We delivered solid operating results in 2Q23, including core earnings of $1.6 billion, core ROE of 15.5% and core EPS growth of 6%,” Mr. Gori continued. “Our net income of $1.0 billion increased from the prior year despite the impact of downward pressure on real estate valuations.”

Colin Simpson, Chief Financial Officer, said, “Our capital position is strong with a LICAT ratio of 136%. We have repurchased 1.8% of our common shares so far this year5 which, along with an increase in core earnings, has resulted in strong second quarter core ROE. We have an enviable portfolio of businesses, which provide us with a strategic advantage and position us well for success, as evidenced by topline growth in 2Q23. We look forward to CSM growth translating into stable and growing insurance earnings.”

BUSINESS HIGHLIGHTS:

To continue helping our customers live longer, healthier, better lives, we:

•

launched enhanced healthcare coverage in Hong Kong to better address the growing demand for health and protection services. Customers can now use our expanded hospital network covering over 3,000 hospitals across mainland China. We are the first life insurer in the market to cover all Grade III public hospitals;

•	continued to expand our behavioural insurance program in Canada by making Manulife Vitality available on new Manulife Par individual insurance policies; and

•	deepened our collaboration with ŌURA to offer John Hancock Vitality members discounts on ŌURA rings and the ability to earn points for healthy sleep habits and mindfulness.

We remain committed to our Environmental, Social and Governance (“ESG”) strategy:

•

We strengthened our commitment to reducing emissions by disclosing science-based[6] targets, including an increased ambition to reduce absolute scope 1 and 2 emissions 40% by 2035, and a combination of sector-specific and asset-class specific interim targets to reduce the General Account’s financed emissions as outlined in our 2022 ESG Report published in May 2023.[7] Currently, Manulife’s owned timberland and agriculture properties remove more carbon from the atmosphere than emitted in our operations;

[1]	For more information on net flows, see “Non-GAAP and other financial measures” below.
[2]

Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”). LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

[3]	Adjusted book value per common share and core EBITDA margin are non-GAAP ratios.
[4]	Includes APE sales, NBV and new business CSM.
[5]	As of June 30, 2023.
[6]

Targets developed in alignment with the methodology for financial institutions outlined by the Science-based Targets Initiative (SBTi), in combination with Partnership for Carbon Accounting Financials (PCAF) methodologies for emissions accounting.

[7]	See “Caution regarding forward-looking statements” below.

August 9, 2023 – Press Release Reporting Second Quarter Results	2

•

We announced the launch of our industry-first ESG themed funds in Manulife Mandatory Provident Fund (“MPF”) in Hong Kong Retirement. This makes our flagship MPF scheme the first in the MPF market to provide both sustainable equity and fixed income investment options; and

•	Manulife was named one of Corporate Knights’ Best 50 Corporate Citizens in Canada for the third consecutive year.

We continue to make progress on our digital journey:

•

In Global WAM, we announced a new partnership with Envestnet in Canada Retail that will provide advisors with a leading-edge portfolio management platform to deliver a better client experience and improve advisor productivity. The Envestnet platform is a market tested portfolio management solution which will give advisors access to advanced trading and modelling capabilities, streamlined workflows and automated tasks, more robust and client-friendly reporting, and the ability to manage accounts in a unified structure. These benefits will enable advisors to increase their efficiency and focus on their client relationships and business growth. This partnership signifies another successful step in our digital transformation journey as a leader of advice in Canada;

•

In Asia, we continued to drive utilization of connected agent profiles in Manulife Shop, our proprietary online channel in the Philippines, to enable us to enhance customer experience, fulfill a wider range of customer needs, and improve agent activity and productivity. In 2Q23, this contributed to a 16% increase quarter-over-quarter in organic lead submissions through the channel. We plan to roll out connected agent profiles to additional markets in the second half of 2023;

•

In Canada, we reduced our call transfer rates by nearly half compared with 2Q22 in our Group Benefits contact centre, by leveraging Amazon AWS Connect, which contributed to a 14% improvement in the contact centre’s transactional NPS. We continue to expand the use of this technology, which enables a more holistic digital customer experience and drives operational efficiency; and

•

In the U.S., we received recognition from LIBRA Insurance Partners, the largest independently owned life insurance marketing organization in the U.S.[1], as one of the carriers who provide a best-in-class experience on an electronic platform for permanent life insurance products. We also eliminated over 3 million pieces of paper by completing our first e-delivery of life insurance policy prospectuses.

[1]	Based on gross annual production according to Paradigm Partners International, a third-party research firm specializing in the insurance landscape.

August 9, 2023 – Press Release Reporting Second Quarter Results	3

FINANCIAL HIGHLIGHTS:

	Quarterly Results		YTD Results
($ millions, unless otherwise stated)	2Q23	2Q22 Transitional	2023	2022 Transitional
Profitability:
Net income (loss) attributed to shareholders(1)	$1,025	$168	$2,431	$1,493
Return on common shareholders’ equity (“ROE”)(1)	9.3%	1.1%	11.4%	7.1%
Diluted earnings (loss) per common share ($)(1)	$0.50	$0.06	$1.23	$0.71

	Quarterly Results		YTD Results
($ millions, unless otherwise stated)	2Q23	2Q22	2023	2022
Profitability:
Net income (loss) attributed to shareholders	$1,025	$(2,119)	$2,431	$(3,339)
Core earnings	$1,637	$1,526	$3,168	$2,919
EPS ($)	$0.50	$(1.13)	$1.23	$(1.79)
Core EPS ($)	$0.83	$0.76	$1.63	$1.45
ROE	9.3%	(22.4)%	11.4%	(17.9)%
Core ROE	15.5%	15.1%	15.2%	14.5%
Expense efficiency ratio(2)	45.1%	43.1%	46.1%	44.7%
Expenditure efficiency ratio(2)	51.9%	50.1%	52.9%	51.7%
General expenses	$1,022	$884	$2,108	$1,815
Core expenses(3)	$1,598	$1,381	$3,203	$2,797
Core expenditures(3)	$2,099	$1,835	$4,211	$3,707
Business performance:
Asia APE sales	$1,181	$900	$2,354	$1,987
Canada APE sales	$322	$361	$615	$724
U.S. APE sales	$130	$147	$264	$307
Total APE sales	$1,633	$1,408	$3,233	$3,018
Asia new business value	$424	$393	$796	$762
Canada new business value	$106	$82	$198	$186
U.S. new business value	$55	$35	$100	$76
Total new business value	$585	$510	$1,094	$1,024
Asia new business CSM	$432	$328	$733	$645
Canada new business CSM	$57	$47	$103	$108
U.S. new business CSM	$103	$118	$198	$230
Total new business CSM	$592	$493	$1,034	$983
Asia CSM net of NCI	$9,630	$9,025	$9,630	$9,025
Canada CSM	$3,656	$3,626	$3,656	$3,626
U.S. CSM	$4,106	$4,026	$4,106	$4,026
Corporate and Other CSM	$31	$34	$31	$34
Total CSM net of NCI	$17,423	$16,711	$17,423	$16,711
Post-tax CSM net of NCI	$14,877	$14,224	$14,877	$14,224
Global WAM net flows ($ billions)	$2.2	$1.7	$6.6	$8.5
Global WAM gross flows ($ billions)(4)	$35.2	$34.1	$74.0	$72.5
Global WAM assets under management and administration ($ billions)(3)	$819.6	$746.8	$819.6	$746.8
Global WAM total invested assets ($ billions)	$5.5	$5.7	$5.5	$5.7
Global WAM segregated funds net assets ($ billions)	$238.7	$213.3	$238.7	$213.3
Financial strength:
MLI’s LICAT ratio	136%	137%	136%	137%
Financial leverage ratio(2)	25.8%	26.0%	25.8%	26.0%
Book value per common share ($)	$21.30	$20.62	$21.30	$20.62
Adjusted book value per common share ($)	$29.42	$28.06	$29.42	$28.06

(1)

2022 results for transitional net income attributed to shareholders, transitional EPS and transitional ROE, a non-GAAP ratio, are adjusted to include IFRS 9 hedge accounting and expected credit loss principles (“IFRS 9 transitional impacts”). See 2Q23 MD&A for more information. For 2023, there are no IFRS 9 transitional adjustments as ECL and hedge accounting is effective January 1, 2023 and therefore the impact is included in net income attributed to shareholders.

(2)	This item is a non-GAAP ratio.
(3)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below and in our 2Q23 MD&A for additional information.
(4)	For more information on gross flows, see “Non-GAAP and other financial measures” below and in our 2Q23 MD&A.

August 9, 2023 – Press Release Reporting Second Quarter Results	4

PROFITABILITY:

Reported net income attributed to shareholders of $1.0 billion in 2Q23, $0.9 billion higher than 2Q22 transitional net income attributed to shareholders, and $3.1 billion higher than 2Q22 net loss attributed to shareholders

The increase in 2Q23 net income attributed to shareholders compared with 2Q22 transitional net income attributed to shareholders was primarily driven by a smaller charge from market experience and growth in core earnings. The net charge from market experience in 2Q23 was driven by lower-than-expected returns (including fair value changes) on alternative long duration assets (“ALDA”) mainly related to real estate and energy as well as changes in foreign currency exchange rates, partially offset by higher-than-expected returns on public equity. Net income attributed to shareholders in 2Q23 increased by $3.1 billion compared with 2Q22, driven by factors mentioned above and $2.3 billion of transitional impacts due to the application of IFRS 9 hedge accounting and ECL principles (transitional impacts are geography-related and do not impact total shareholders’ equity as the corresponding offset is in other comprehensive income).

Delivered core earnings of $1.6 billion in 2Q23, an increase of 4% compared with 2Q22

The increase in core earnings compared with 2Q22 was driven by an increase in expected investment earnings related to higher investment yields and business growth, higher returns on surplus assets net of higher cost of debt financing and a smaller net charge in the provision for ECL. These were partially offset by higher workforce related costs, a charge from net unfavourable insurance experience (compared with a net gain in 2Q22) and a slower CSM amortization on certain variable fee approach (“VFA”) contracts. In addition, lower core earnings in Global WAM were driven by an increase in workforce related costs and lower earnings from seed capital investments due to repatriations, partially offset by higher net fee income from increased fee spread and business mix.

BUSINESS PERFORMANCE:

Annualized premium equivalent (“APE”) sales of $1.6 billion in 2Q23, an increase of 12% compared with 2Q22

In Asia, APE sales increased 26%, driven by growth in Hong Kong and Asia Other1, partially offset by lower sales in Japan. In Hong Kong, APE sales doubled, reflecting strong growth in our broker and bancassurance channels, primarily driven by a return of demand from mainland Chinese visitor (“MCV”) customers following the reopening of the border between Hong Kong and mainland China since February 2023. In Japan, APE sales decreased 17%, driven by lower sales in other wealth and corporate-owned life insurance products. Asia Other APE sales increased 12%, as higher sales in mainland China through our bancassurance channel were partially offset by lower sales in Vietnam and international high net worth business2. In Canada, APE sales decreased 11%, driven by usual variability in the group insurance market with lower large-case sales partially offset by higher mid-size business sales, as well as lower sales of segregated fund products. In the U.S., APE sales decreased 15% due to the adverse impact of higher short-term interest rates on accumulation insurance products, particularly for our higher net worth customers. APE sales of products with the John Hancock Vitality PLUS feature represented 75% of overall U.S. sales in 2Q23, an increase from 71% in 2Q22.

New business value (“NBV”) of $585 million in 2Q23, an increase of 10% compared with 2Q22

In Asia, NBV increased 3% from 2Q22 driven by higher sales volumes partially offset by business mix. In Canada, NBV increased 29% driven by higher margins in all business lines largely due to product mix, partially offset by lower sales volumes in Annuities and Group Insurance. In the U.S., NBV increased 43% due to pricing actions, higher interest rates, and product mix, partially offset by lower sales volumes.

[1]	Asia Other excludes Hong Kong and Japan.
[2]

Effective January 1, 2023, international high net worth business was reclassified from the U.S. segment to the Asia segment. Prior period comparative information has been restated to reflect the change in segment reporting.

August 9, 2023 – Press Release Reporting Second Quarter Results	5

New business CSM of $592 million in 2Q23, an increase of 15% compared with 2Q22

In Asia, new business CSM increased 26% from 2Q22 driven by higher sales volumes and model refinements, partially offset by business mix. In Canada, new business CSM increased 21% driven by product mix in Individual Insurance. Under IFRS 17, the majority of Group Insurance and affinity products are classified as premium allocation approach (“PAA”) and do not generate CSM. In the U.S., new business CSM decreased 17% consistent with lower sales volumes.

CSM net of NCI was $17,423 million as at June 30, 2023, an increase of $140 million compared with December 31, 2022

The $140 million increase in CSM net of NCI reflects an increase in total CSM movement of $126 million, net of a decrease in NCI of $14 million. Organic CSM movement was an increase of $468 million for the first half of 2023 driven by the impact of new insurance business and expected movements related to finance income or expenses, partially offset by amounts recognized for service provided in year-to-date earnings and a net loss from insurance experience. Inorganic CSM movement was a decrease of $342 million for the first half of 2023 driven by changes in foreign currency exchange rates, partially offset by net positive equity market experience and higher interest rates on VFA contracts. Post-tax CSM net of NCI was $14,877 million as at June 30, 2023.

Reported Global WAM net inflows of $2.2 billion in 2Q23, compared with 2Q22 net inflows of $1.7 billion

Net inflows in Retirement were $0.7 billion in 2Q23 compared with net inflows of $1.0 billion in 2Q22, driven by higher pension plan redemptions and member withdrawals, partially offset by higher new pension plan sales and growth in member contributions. Net outflows in Retail were $0.1 billion in 2Q23 compared with net outflows of $1.9 billion in 2Q22, reflecting lower mutual fund redemption rates, partially offset by lower sales due to reduced investor demand amid continued equity market and interest rate volatility. Net inflows in Institutional Asset Management were $1.6 billion in 2Q23 compared with net inflows of $2.5 billion in 2Q22, driven by higher redemptions and the non-recurrence of a $1.9 billion equity mandate sale in 2Q22, partially offset by higher sales in mainland China from acquiring full ownership interest of Manulife Fund Management (“MFM”), and higher fixed income and timberland mandate sales.

August 9, 2023 – Press Release Reporting Second Quarter Results	6

QUARTERLY EARNINGS RESULTS CONFERENCE CALL

Manulife Financial Corporation will host a Second Quarter 2023 Earnings Results Conference Call at 8:00 a.m. ET on August 10, 2023. For local and international locations, please call 416-340-2217 or toll free, North America 1-800-806-5484 (Passcode: 5591790 #). Please call in 15 minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available until November 4, 2023 by calling 905-694-9451 or 1-800-408-3053 (Passcode: 8915240 #).

The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on August 10, 2023. You may access the webcast at: manulife.com/en/investors/results-and-reports. An archived version of the webcast will be available on the website following the call at the same URL as above.

The Second Quarter 2023 Statistical Information Package is also available on the Manulife website at: www.manulife.com/en/investors/results-and-reports.

Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.

Media Inquiries	Investor Relations
Cheryl Holmes	Hung Ko
(416) 557-0945	(416) 806-9921
Cheryl_Holmes@manulife.com	Hung_Ko@manulife.com

August 9, 2023 – Press Release Reporting Second Quarter Results	7

EARNINGS:

The following table presents net income attributed to shareholders for 2Q23 and 1Q23 and transitional net income attributed to shareholders for 2Q22 and year-to-date 2022 results, consisting of core earnings and details of the items excluded from core earnings:

	Quarterly Results			YTD Results
($ millions)	2Q23	1Q23	2Q22	2023	2022
Core earnings
Asia	$473	$489	$450	$962	$929
Canada	374	353	366	727	700
U.S.	458	385	428	843	721
Global Wealth and Asset Management	320	287	327	607	671
Corporate and Other	12	17	(45)	29	(102)
Total core earnings	$1,637	$1,531	$1,526	$3,168	$2,919
Items excluded from core earnings:
Market experience gains (losses)	(570)	(65)	(1,358)	(635)	(1,355)
Change in actuarial methods and assumptions that flow directly through income	-	-	-	-	-
Restructuring charge	-	-	-	-	-
Reinsurance transactions, tax-related items and other	(42)	(60)	-	(102)	(71)
Net income attributed to shareholders / Transitional(1)	$1,025	$1,406	$168	$2,431	$1,493

(1)	This item is a non-GAAP financial measure.

NON-GAAP AND OTHER FINANCIAL MEASURES:

The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).

Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core earnings before income taxes, depreciation and amortization (“core EBITDA”); transitional net income (loss) attributed to shareholders; common shareholders’ transitional net income; adjusted book value; post-tax contractual service margin; post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); total expenses; core expenses; total expenditures; core expenditures; core revenue; and assets under management and administration (“AUMA”).

Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); transitional return on common shareholders’ equity (“transitional ROE”); transitional diluted earnings per common share (“transitional diluted EPS”); expense efficiency ratio; expenditure efficiency ratio; financial leverage ratio; adjusted book value per common share; core EBITDA margin and percentage growth/decline on a constant exchange rate basis in any of the above non-GAAP financial measures and new business CSM.

Other specified financial measures include assets under administration; NBV; APE sales; gross flows; net flows; average assets under management and administration (“average AUMA”) and percentage growth/decline in such other financial measures.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 2Q23 MD&A, which is incorporated by reference.

August 9, 2023 – Press Release Reporting Second Quarter Results	8

Reconciliation of core earnings to net income attributed to shareholders

	2Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$345	$312	$220	$362	$197	$1,436
Income tax (expense) recovery
Core earnings	(73)	(97)	(110)	(45)	18	(307)
Items excluded from core earnings	(18)	33	73	1	(47)	42
Income tax (expense) recovery	(91)	(64)	(37)	(44)	(29)	(265)
Net income (post-tax)	254	248	183	318	168	1,171
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	25	-	-	1	-	26
Participating policyholders	99	21	-	-	-	120
Net income (loss) attributed to shareholders (post-tax)	130	227	183	317	168	1,025
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(297)	(147)	(275)	(7)	156	(570)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(46)	-	-	4	-	(42)
Core earnings (post-tax)	$473	$374	$458	$320	$12	$1,637
Income tax on core earnings (see above)	73	97	110	45	(18)	307
Core earnings (pre-tax)	$546	$471	$568	$365	$(6)	$1,944

Core earnings, CER basis

	2Q23
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$473	$374	$458	$320	$12	$1,637
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$473	$374	$458	$320	$12	$1,637
Income tax on core earnings, CER basis(2)	73	97	110	45	(18)	307
Core earnings, CER basis (pre-tax)	$546	$471	$568	$365	$(6)	$1,944

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.

August 9, 2023 – Press Release Reporting Second Quarter Results	9

Reconciliation of core earnings to net income attributed to shareholders

	1Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$613	$423	$219	$345	$119	$1,719
Income tax (expense) recovery
Core earnings	(68)	(85)	(86)	(45)	14	(270)
Items excluded from core earnings	(37)	(14)	53	(3)	(38)	(39)
Income tax (expense) recovery	(105)	(99)	(33)	(48)	(24)	(309)
Net income (post-tax)	508	324	186	297	95	1,410
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	54	-	-	-	-	54
Participating policyholders	(65)	15	-	-	-	(50)
Net income (loss) attributed to shareholders (post-tax)	519	309	186	297	95	1,406
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	30	(44)	(166)	9	106	(65)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	-	-	(33)	1	(28)	(60)
Core earnings (post-tax)	$489	$353	$385	$287	$17	$1,531
Income tax on core earnings (see above)	68	85	86	45	(14)	270
Core earnings (pre-tax)	$557	$438	$471	$332	$3	$1,801

Core earnings, CER basis

	1Q23
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$489	$353	$385	$287	$17	$1,531
CER adjustment(1)	(8)	-	(3)	(1)	-	(12)
Core earnings, CER basis (post-tax)	$481	$353	$382	$286	$17	$1,519
Income tax on core earnings, CER basis(2)	67	85	85	45	(14)	268
Core earnings, CER basis (pre-tax)	$548	$438	$467	$331	$3	$1,787

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.

August 9, 2023 – Press Release Reporting Second Quarter Results	10

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

	2Q22
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$49	$(923)	$(1,561)	$170	$(391)	$(2,656)
Income tax (expense) recovery
Core earnings	(64)	(88)	(101)	(60)	12	(301)
Items excluded from core earnings	(35)	415	436	40	(2)	854
Income tax (expense) recovery	(99)	327	335	(20)	10	553
Net income (post-tax)	(50)	(596)	(1,226)	150	(381)	(2,103)
Less: Net income (post-tax) attributed to
Non-controlling interests	52	-	-	-	-	52
Participating policyholders	(51)	15	-	-	-	(36)
Net income (loss) attributed to shareholders (post-tax)	(51)	(611)	(1,226)	150	(381)	(2,119)
IFRS 9 transitional impacts (post-tax)	(176)	882	1,581	-	-	2,287
Transitional net income (loss) attributed to shareholders (post-tax)	(227)	271	355	150	(381)	168
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(677)	(95)	(73)	(177)	(336)	(1,358)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	-	-	-	-	-	-
Core earnings (post-tax)	$450	$366	$428	$327	$(45)	$1,526
Income tax on core earnings (see above)	64	88	101	60	(12)	301
Core earnings (pre-tax)	$514	$454	$529	$387	$(57)	$1,827

Core earnings, CER basis

	2Q22
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$450	$366	$428	$327	$(45)	$1,526
CER adjustment(1)	18	-	22	12	-	52
Core earnings, CER basis (post-tax)	$468	$366	$450	$339	$(45)	$1,578
Income tax on core earnings, CER basis(2)	65	88	106	62	(12)	309
Core earnings, CER basis (pre-tax)	$533	$454	$556	$401	$(57)	$1,887

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.

August 9, 2023 – Press Release Reporting Second Quarter Results	11

Reconciliation of core earnings to net income attributed to shareholders

	YTD 2023
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$958	$735	$439	$707	$316	$3,155
Income tax (expense) recovery
Core earnings	(141)	(182)	(196)	(90)	32	(577)
Items excluded from core earnings	(55)	19	126	(2)	(85)	3
Income tax (expense) recovery	(196)	(163)	(70)	(92)	(53)	(574)
Net income (post-tax)	762	572	369	615	263	2,581
Less: Net income (post-tax) attributed to
Non-controlling interests	79	-	-	1	-	80
Participating policyholders	34	36	-	-	-	70
Net income (loss) attributed to shareholders (post-tax)	649	536	369	614	263	2,431
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(267)	(191)	(441)	2	262	(635)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(46)	-	(33)	5	(28)	(102)
Core earnings (post-tax)	$962	$727	$843	$607	$29	$3,168
Income tax on core earnings (see above)	141	182	196	90	(32)	577
Core earnings (pre-tax)	$1,103	$909	$1,039	$697	$(3)	$3,745

Core earnings, CER basis

	YTD 2023
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$962	$727	$843	$607	$29	$3,168
CER adjustment(1)	(8)	-	(2)	(1)	(1)	(12)
Core earnings, CER basis (post-tax)	$954	$727	$841	$606	$28	$3,156
Income tax on core earnings, CER basis(2)	140	182	195	90	(32)	575
Core earnings, CER basis (pre-tax)	$1,094	$909	$1,036	$696	$(4)	$3,731

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.

August 9, 2023 – Press Release Reporting Second Quarter Results	12

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

	YTD 2022
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$241	$(1,961)	$(2,336)	$506	$(769)	$(4,319)
Income tax (expense) recovery
Core earnings	(128)	(160)	(162)	(124)	32	(542)
Items excluded from core earnings	(44)	870	673	51	(15)	1,535
Income tax (expense) recovery	(172)	710	511	(73)	17	993
Net income (post-tax)	69	(1,251)	(1,825)	433	(752)	(3,326)
Less: Net income (post-tax) attributed to
Non-controlling interests	54	-	-	-	-	54
Participating policyholders	(73)	32	-	-	-	(41)
Net income (loss) attributed to shareholders (post-tax)	88	(1,283)	(1,825)	433	(752)	(3,339)
IFRS 9 transitional impacts (post-tax)	(110)	1,880	3,065	-	(3)	4,832
Transitional net income (loss) attributed to shareholders (post-tax)	(22)	597	1,240	433	(755)	1,493
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(951)	(103)	519	(238)	(582)	(1,355)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	-	-	-	-	(71)	(71)
Core earnings (post-tax)	$929	$700	$721	$671	$(102)	$2,919
Income tax on core earnings (see above)	127	160	162	124	(32)	541
Core earnings (pre-tax)	$1,056	$860	$883	$795	$(134)	$3,460

Core earnings, CER basis

	YTD 2022
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$929	$700	$721	$671	$(102)	$2,919
CER adjustment(1)	27	-	40	25	2	94
Core earnings, CER basis (post-tax)	$956	$700	$761	$696	$(100)	$3,013
Income tax on core earnings, CER basis(2)	130	160	171	127	(32)	556
Core earnings, CER basis (pre-tax)	$1,086	$860	$932	$823	$(132)	$3,569

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q23.

Core earnings available to common shareholders

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Core earnings	$1,637	$1,531	$1,543	$1,339	$1,526	$3,168	$2,919	$5,801
Less: Preferred share dividends	(98)	(52)	(97)	(51)	(60)	(150)	(112)	(260)
Core earnings available to common shareholders	1,539	1,479	1,446	1,288	1,466	3,018	2,807	5,541
CER adjustment(1)	-	(12)	(4)	27	52	(12)	94	117
Core earnings available to common shareholders, CER basis	$1,539	$1,467	$1,442	$1,315	$1,518	$3,006	$2,901	$5,658

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.

August 9, 2023 – Press Release Reporting Second Quarter Results	13

Core ROE

($ millions, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Core earnings available to common shareholders	$1,539	$1,479	$1,446	$1,288	$1,466	$3,018	$2,807	$5,541
Annualized core earnings available to common shareholders	$6,173	$5,998	$5,737	$5,110	$5,880	$6,086	$5,661	$5,541
Average common shareholders’ equity (see below)	$39,881	$40,465	$40,667	$40,260	$39,095	$40,173	$38,988	$39,726
Core ROE (annualized) (%)	15.5%	14.8%	14.1%	12.7%	15.1%	15.2%	14.5%	14.0%
Average common shareholders’ equity
Total shareholders’ and other equity	$45,707	$47,375	$46,876	$47,778	$46,061	$45,707	$46,061	$46,876
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$39,047	$40,715	$40,216	$41,118	$39,401	$39,047	$39,401	$40,216
Average common shareholders’ equity	$39,881	$40,465	$40,667	$40,260	$39,095	$40,173	$38,988	$39,726

Transitional ROE

($ millions, unless otherwise stated)

	Quarterly Results				YTD Results	Full Year Results
	4Q22	3Q22	2Q22	1Q22	2022	2022
Total transitional net income (loss) attributed to shareholders	$1,228	$777	$168	$1,325	$1,493	$3,498
Preferred share dividends and other equity distributions	(97)	(51)	(60)	(52)	(112)	(260)
Common shareholders transitional net income (loss)	$1,131	$726	$108	$1,273	$1,381	$3,238
Annualized common shareholders transitional net income (loss)	$4,487	$2,876	$437	$5,163	$2,785	$3,238
Average common shareholders’ equity (see below)	$40,667	$40,260	$39,095	$38,881	$38,988	$39,726
Transitional ROE (annualized) (%)	11.0%	7.1%	1.1%	13.3%	7.1%	8.2%

Post-tax CSM

($ millions and based on actual foreign exchange rates in effect in the applicable reporting period)

As at	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	Jun 30, 2022
Post-tax CSM
CSM	$18,103	$18,200	$17,977	$17,798	$17,452
Marginal tax rate on CSM	(2,645)	(2,724)	(2,726)	(2,632)	(2,595)
Post-tax CSM	$15,458	$15,476	$15,251	$15,166	$14,857
CSM, net of NCI	$17,423	$17,467	$17,283	$17,086	$16,711
Marginal tax rate on CSM net of NCI	(2,546)	(2,617)	(2,624)	(2,526)	(2,487)
Post-tax CSM net of NCI	$14,877	$14,850	$14,659	$14,560	$14,224

August 9, 2023 – Press Release Reporting Second Quarter Results	14

New business CSM detail, CER basis

($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
New business CSM, net of NCI
Hong Kong	$191	$119	$110	$127	$94	$310	$200	$437
Japan	19	36	28	37	38	55	75	140
Asia Other	222	146	186	176	196	368	370	732
International High Net Worth								197
Mainland China								12
Singapore								189
Vietnam								305
Other Emerging Markets								29
Asia	432	301	324	340	328	733	645	1,309
Canada	57	46	47	44	47	103	108	199
U.S.	103	95	71	86	118	198	230	387
Total new business CSM net of NCI	592	442	442	470	493	1,034	983	1,895
Asia NCI	38	19	-	2	1	57	18	20
Total impact of new insurance business in CSM	$630	$461	$442	$472	$494	$1,091	$1,001	$1,915
New business CSM, net of NCI, CER adjustment(1)
Hong Kong	$-	$(1)	$(1)	$3	$5	$(1)	$12	$14
Japan	-	(1)	1	2	(1)	(1)	(4)	(3)
Asia Other	-	(2)	2	7	11	(2)	15	25
International High Net Worth								5
Mainland China								-
Singapore								12
Vietnam								8
Other Emerging Markets								-
Asia	-	(4)	2	12	15	(4)	23	36
Canada	-	-	-	-	(1)	-	-	-
U.S.	-	-	(1)	3	6	-	13	15
Total new business CSM net of NCI	-	(4)	1	15	20	(4)	36	51
Asia NCI	-	(1)	(1)	(1)	1	(1)	(1)	(1)
Total impact of new insurance business in CSM	$-	$(5)	$-	$14	$21	$(5)	$35	$50
New business CSM net of NCI, CER basis
Hong Kong	$191	$118	$109	$130	$99	$309	$212	$451
Japan	19	35	29	39	37	54	71	137
Asia Other	222	144	188	183	207	366	385	757
International High Net Worth								202
Mainland China								12
Singapore								201
Vietnam								313
Other Emerging Markets								29
Asia	432	297	326	352	343	729	668	1,345
Canada	57	46	47	44	46	103	108	199
U.S.	103	95	70	89	124	198	243	402
Total new business CSM net of NCI, CER basis	592	438	443	485	513	1,030	1,019	1,946
Asia NCI, CER basis	38	18	(1)	1	2	56	17	19
Total impact of new insurance business in CSM, CER basis	$630	$456	$442	$486	$515	$1,086	$1,036	$1,965

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.

August 9, 2023 – Press Release Reporting Second Quarter Results	15

Adjusted book value

As at ($ millions)	June 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	June 30, 2022
Common shareholders’ equity	$39,047	$40,715	$40,216	$41,118	$39,401
Post tax CSM, net of NCI	14,877	14,850	14,659	14,560	14,224
Adjusted book value	$53,924	$55,565	$54,875	$55,678	$53,625

Global WAM AUMA reconciliation

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	June 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	June 30, 2022
Total invested assets	$403,428	$412,476	$400,142	$396,583	$391,098
Less: Non Global WAM total invested assets	397,964	406,911	394,390	390,997	385,400
Total invested assets – Global WAM	5,464	5,565	5,752	5,586	5,698
Total segregated funds net assets	$365,981	$364,044	$348,563	$335,245	$334,903
Less: Non Global WAM total segregated funds net assets	127,304	128,466	124,372	120,776	121,624
Total invested assets – Global WAM	238,677	235,578	224,191	214,469	213,279
Global WAM total invested assets and net segregated funds assets	$244,141	$241,143	$229,943	$220,055	$218,977
Global WAM AUMA
Total invested assets	$5,464	$5,565	$5,752	$5,586	$5,698
Segregated funds net assets
Segregated funds net assets - Institutional	3,564	3,718	3,719	4,118	4,098
Segregated funds net assets - Other	235,113	231,860	220,472	210,351	209,181
Total	238,677	235,578	224,191	214,469	213,279
Mutual funds	267,835	267,767	258,273	249,591	250,517
Institutional asset management(1)	112,491	113,781	109,739	100,474	96,997
Other funds	14,674	14,302	13,617	12,910	15,075
Total Global WAM AUM	639,141	636,993	611,572	583,030	581,566
Assets under administration	180,430	177,510	170,768	168,316	165,197
Total Global WAM AUMA	$819,571	$814,503	$782,340	$751,346	$746,763
Total Global WAM AUMA	$819,571	$814,503	$782,340	$751,346	$746,763
CER adjustment(2)	-	(15,583)	(15,342)	(19,868)	12,252
Total Global WAM AUMA, CER basis	$819,571	$798,920	$766,998	$731,478	$759,015

(1)	Institutional asset management excludes Institutional segregated funds net assets.
(2)	The impact of updating foreign exchange rates to that which was used in 2Q23.

August 9, 2023 – Press Release Reporting Second Quarter Results	16

Core expenses

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Core expenses
General expenses - Statements of Income	$1,022	$1,086	$1,002	$914	$884	$2,108	$1,815	$3,731
Directly attributable acquisition expense for contracts measured using the PAA method(1)	35	33	15	17	15	68	26	58
Directly attributable maintenance expense(1)	550	546	577	497	483	1,096	965	2,039
Total expenses	1,607	1,665	1,594	1,428	1,382	3,272	2,806	5,828
Less: General expenses included in items excluded from core earnings
Restructuring charge	-	-	-	-	-	-	-	-
Integration and acquisition	-	-	18	-	-	-	8	26
Legal provisions and Other expenses	9	60	-	39	1	69	1	40
Total	9	60	18	39	1	69	9	66
Core expenses	$1,598	$1,605	$1,576	$1,389	$1,381	$3,203	$2,797	$5,762
CER adjustment(2)	-	(11)	(3)	25	36	(11)	72	94
Core expenses, CER basis	$1,598	$1,594	$1,573	$1,414	$1,417	$3,192	$2,869	$5,856
Total expenses	$1,607	$1,665	$1,594	$1,428	$1,382	$3,272	$2,806	$5,828
CER adjustment(2)	-	(10)	(3)	27	35	(10)	71	95
Total expenses, CER basis	$1,607	$1,655	$1,591	$1,455	$1,417	$3,262	$2,877	$5,923

(1)	Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
(2)	The impact of updating foreign exchange rates to that which was used in 2Q23.

Core expenditures

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Core expenditures
Total expenses	$1,607	$1,665	$1,594	$1,428	$1,382	$3,272	$2,806	$5,828
Directly attributable acquisition expenses capitalized through the CSM(1)	501	507	532	467	454	1,008	910	1,909
Total expenditures	2,108	2,172	2,126	1,895	1,836	4,280	3,716	7,737
Less: General expenses included in items excluded from core earnings (see core expenses reconciliation above)	9	60	18	39	1	69	9	66
Core expenditures	$2,099	$2,112	$2,108	$1,856	$1,835	$4,211	$3,707	$7,671
CER adjustment(2)	-	(17)	(3)	39	47	(17)	86	122
Core expenditures, CER basis	$2,099	$2,095	$2,105	$1,895	$1,882	$4,194	$3,793	$7,793
Total expenditures	$2,108	$2,172	$2,126	$1,895	$1,836	$4,280	$3,716	$7,737
CER adjustment(2)	-	(17)	(3)	40	46	(17)	86	124
Total expenditures, CER basis	$2,108	$2,155	$2,123	$1,935	$1,882	$4,263	$3,802	$7,861

(1)	Expenses are components of insurance service expenses on the Statements of Income and are then capitalized to CSM.
(2)	The impact of updating foreign exchange rates to that which was used in 2Q23.

August 9, 2023 – Press Release Reporting Second Quarter Results	17

Reconciliation of Global WAM core earnings to core EBITDA

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Global WAM core earnings (post-tax)	$320	$287	$274	$354	$327	$607	$671	$1,299
Addback taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expense) recovery (see above)	45	45	47	51	60	90	124	222
Amortization of deferred acquisition costs and other depreciation	40	40	43	36	37	80	75	154
Amortization of deferred sales commissions	19	21	25	24	24	40	49	98
Core EBITDA	$424	$393	$389	$465	$448	$817	$919	$1,773
CER adjustment(1)	-	(2)	(3)	10	15	(2)	32	39
Core EBITDA, CER basis	$424	$391	$386	$475	$463	$815	$951	$1,812

(1)	The impact of updating foreign exchange rates to that which was used in 2Q23.

Core EBITDA margin and core revenue

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	2Q23	1Q23	4Q22	3Q22	2Q22	2023	2022	2022
Core EBITDA margin
Core EBITDA	$424	$393	$389	$465	$448	$817	$919	$1,773
Core revenue	$1,722	$1,756	$1,646	$1,610	$1,596	$3,478	$3,260	$6,516
Core EBITDA margin	24.6%	22.4%	23.6%	28.9%	28.1%	23.5%	28.2%	27.2%
Global WAM core revenue
Other revenue per financial statements	$1,691	$1,691	$1,671	$1,547	$1,446	$3,382	$2,968	$6,186
Less: Other revenue in segments other than Global WAM	44	26	26	(9)	(106)	70	(222)	(205)
Other revenue in Global WAM (fee income)	$1,647	$1,665	$1,645	$1,556	$1,552	$3,312	$3,190	$6,391
Investment income per financial statements	$4,135	$3,520	$4,271	$3,832	$3,531	$7,655	$7,101	$15,204
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	950	1,944	(2,453)	(1,112)	(5,685)	2,894	(10,081)	(13,646)
Total investment income	5,085	5,464	1,818	2,720	(2,154)	10,549	(2,980)	1,558
Less: Investment income in segments other than Global WAM	5,010	5,357	1,672	2,748	(1,981)	10,367	(2,761)	1,659
Investment income in Global WAM	$75	$107	$146	$(28)	$(173)	$182	$(219)	$(101)
Total Other revenue and investment income in Global WAM	$1,722	$1,772	$1,791	$1,528	$1,379	$3,494	$2,971	$6,290
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	7	12	55	(82)	(217)	19	(289)	(316)
Revenue related to integration and acquisitions	(7)	4	90	-	-	(3)	-	90
Global WAM core revenue	$1,722	$1,756	$1,646	$1,610	$1,596	$3,478	$3,260	$6,516

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS:

From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to our ability to achieve our medium-term financial and operating targets, our journey to net zero, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk

August 9, 2023 – Press Release Reporting Second Quarter Results	19

Factors Update” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports, as well as elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

August 9, 2023 – Press Release Reporting Second Quarter Results	20